SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)	ROTH INDIVIDUAL RETIREMENT ANNUITY (IRA) ENDORSEMENT (Under section 408A of the Internal Revenue Code)

This endorsement applies only if the annuity's Schedule page states this annuity is a Roth IRA plan.

You are establishing a Roth individual retirement annuity (Roth IRA) under section 408A of the Internal Revenue Code (Code) to provide for your retirement and for the support of your beneficiaries after death.

Article I

Except in the case of a rollover contribution described in section 408A(e) of the Code, a recharacterized contribution described in section 408A(d)(6) of the Code, an IRA Conversion Contribution defined in Article IX, or a trustee-to-trustee transfer from another Roth individual retirement annuity or account, you may include within the Purchase Payment only cash contributions up to a maximum amount of $3,000 (or such other amount as may be permitted under the Code) per year for your tax years 2003 and 2004. That contribution limit is increased to $4,000 for tax years 2005 through 2007 and $5,000 for later tax years. If you have reached age 50 before the close of a tax year, the contribution limit is increased to $3,500 per year for tax years 2003 and 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for later tax years. For tax years after 2008, the prior limits will be increased to reflect a cost-of-living adjustment, if any.

Article II

  The contribution limit described in Article I is gradually reduced to $0 for higher income Annuitants between certain levels of adjusted gross income (AGI). If you are single, the annual contribution is phased out between AGI of $95,000 and $110,000; if you are married filing a joint federal tax return, between AGI of $150,000 and $160,000; and if you are married filing a separate federal tax return, between AGI of $0 and $10,000. In the case of a conversion, you may not include within the Purchase Payment IRA Conversion Contributions in a tax year if your AGI for the tax year the funds were distributed from the other IRA exceeds $100,000 or if you are married and file a separate federal tax return. Adjusted gross income is defined in section 408A(c)(3) of the Code and does not include IRA Conversion Contributions.

  In the case of a joint federal tax return, the AGI limits in the preceding paragraph apply to the combined AGI of you and your spouse.

Article III

Your interest in the annuity is nonforfeitable and nontransferable.

Article IV

The annuity does not require fixed contributions.

Article V

If you die before your entire interest in the annuity is distributed to you, the remaining interest in the annuity will be distributed at least as rapidly as under the method of distribution being used prior to your death.

Article VI

  You agree to provide us with information necessary for us to prepare any reports required under sections 408(i) and 408A(d)(3)(E) of the Code, Regulations 1.408-5 and 1.408-6, and under other guidance published by the Internal Revenue Service (IRS).

  We agree to submit reports to the IRS and you as prescribed by the IRS.

Article VII

Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through IV and this sentence will be controlling. Any additional articles that are not consistent with section 408A of the Code, the related regulations, and other published guidance will be invalid.

Article VIII

This endorsement will be amended as necessary to comply with the provisions of the Code, related regulations, and other published guidance. Other amendments may be made with the consent of the persons whose signatures appear on the annuity.

Article IX

  IRA Conversion Contributions are amounts rolled over, transferred, or considered transferred from a nonRoth (traditional) IRA to a Roth IRA. A nonRoth (traditional) IRA is an individual retirement account or annuity described in section 408(a) or 408(b) of the Code, other than a Roth IRA.

  You and the Annuitant must be the same person and you may not designate a Joint Owner. You may not transfer ownership of the annuity nor may you pledge, collaterally assign, or otherwise use it as security for a loan.

  Since the minimum Purchase Payment under the annuity is over the annual contribution limit, your Purchase Payment will generally need to be paid, at least in part, by a rollover or trustee-to-trustee transfer.

Signed for the Company:

Ellen B. King

Secretary